

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

SECU 12013727 **SION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARTER OAK ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1520 Highland Avenue___
                                   (No. and Street)

Cheshire	Connecticut	06410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Robert S. Malik___   ___(203) 272-3597 x 1___
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Federico & Sette, P.C.___
                    (Name – if individual, state last, first, middle name)

2690 Whitney Avenue	Hamden	CT	06518
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,_____Robert S. Malik_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Charter Oak Asset Management, Inc._____ , as
of____December 31_____ , 20_11___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____   Signature

President
_____   Title

_____ Expires 9/30/15
                Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2011



Federico
& Sette, P.C.

A Professional Corporation of
Certified Public Accountants
and Consultants

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2011



Federico Michael J. Federico, C.P.A.

Sette, P.C. Lynn V. Sette, C.P.A.

Independent Auditor Report

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

We have audited the accompanying balance sheet of Charter Oak Asset Management, Inc. as of December 31, 2011 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Oak Asset Management, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and pursuant to SEC rule 17a-5(d).

February 20, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
   Accounts Payable $ 9,930

Total Liabilities   9,930

Stockholder's Equity: - Exhibit B
 Common Stock - no par, 5,000 shares
  authorized, 2,100 shares issued and
   outstanding   7,000
 Retained Earnings - Exhibit B   113,737

Total Stockholder's Equity   120,737

TOTAL LIABILITIES AND
STOCKHOLDER'S EQUITY $130,667

See Accompanying Notes to Financial Statements.

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2011

EXHIBIT - B

	Common Stock	Retained Earnings	Total
Balance at: December 31, 2010	$ 7,000	$137,438	$ 144,438
Distribution of AAA		(50,000)	(50,000)
Net Income - Exhibit C		26,299	26,299
Balance at December 31, 2011	$ 7,000	$113,737	$ 120,737

See Accompanying Notes to Financial Statements

EXHIBIT C

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2011

Services	$ 433,067
General & Administrative Expenses	406,359
Operating Income	26,708
Other Income & (Expense):	
Dividend Income	470
Depreciation Expense	(879)
NET INCOME	$ 26,299

See Accompanying Notes to Financial Statements.

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2011

Cash Flows from Operating Activities:

  Net Income - Exhibit C $ 26,299

Adjustments to reconcile net income to
net cash flows used by operating
 activities:

  Depreciation   879
  Increase in Accounts Payable   1,929

   Net Cash Flows Provided By
   Operating Activities   29,107

Cash Flows from Investing Activities:

  Cash Paid for Fixed Assets   (4,568)

Cash Flows From Financing Activities:

  Distributions of Previously Taxed Income   (50,000)

   Net Decrease in Cash   (25,461)

Cash and Cash Equivalents - January 1, 2011   144,703

Cash and Cash Equivalents - December 31, 2011 $119,242

Supplemental Disclosure of Cash Flow Information

    Cash Paid for Income Taxes $ 0

See Accompanying Notes to Financial Statements

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization:

    Charter Oak Asset Management, Inc. was organized and
    incorporated on February 27, 1987. The Corporation's
    stock is wholly owned by Robert Malik. The Company is
    engaged in providing investment advice to the general
    public.

2. Summary of Significant Accounting Policies:

    The accompanying financial statements have been prepared
    on the accrual basis of accounting in accordance with
    generally accepted accounting principles.

    The preparation of financial statements in conformity
    with generally accepted accounting principles requires
    management to make estimates and assumptions that affect
    the reported amounts of assets and liabilities and
    disclosure of contingent assets and liabilities at the
    date of the financial statements and the reported amounts
    of revenues and expenses during the period. Actual
    results could differ from those estimates and those
    differences may be material.

    Fixed assets are stated at historical cost. Depreciation
    is computed utilizing the straight line method over the
    assets estimated useful life.

    For the purpose of the statement of cash flows the
    Company considers cash in its operating accounts as cash
    and cash equivalents.

    Advertising and/or promotion costs, if incurred, are
    included in general and administrative expenses, and are
    expensed as incurred.

3. Income Taxes:

    The Company has elected to be taxed as a Subchapter "S"
    Corporation under Section 1362 in The Internal Revenue
    Code. This section provides that in lieu of corporate
    income taxes, the stockholder is taxed on the Company's
    taxable income.

4. Net Capital Requirements:

    The Company is subject to the SEC net capital rule 15c 3-
    1, which requires the maintenance of minimum net capital
    and requires the ratio of aggregate indebtedness to net
    capital, both as defined, shall not exceed 15 to 1. At
    December 31, 2011, the Company had net capital of
    $108,936 which was $103,936 in excess of its required net
    capital of $5,000.

5. SEC Rule 15c3-3 Exemption:

    Charter Oak Asset Management, Inc. claims an exemption
    from Securities and Exchange Commission Rule 15c3-3 as a
    result of its limited business activities as a Broker
    Dealer as outlined at Rule 15c3-3(k)(1)*i,ii,and iii.*

6. Leasing Arrangements:

The Company operates from office space located at 1520 Highland Avenue, Cheshire, Connecticut. The lease is a two year lease that is renewable for an additional three year period. The Company elected to exercise its option to renew its lease through August 2013. The Company is currently paying rent at the base rent of $ 2,180 per month. Rent expense for the year ended December 31, 2011 was $ 25,410.

The future minimum lease payments for the above noted lease for the years following December 31, 2010 are as follows:

For the year ending December 31,	Amount
2012	$ 26,160
2013	17,440
	$ 43,600

7. Pension Plan:

The Company maintains a Simplified Employee Pension for all eligible employees. The Company contributed $57,653 for the year ended December 31, 2011.

8. Subsequent Events:

Management has evaluated subsequent events through February 20, 2012, the date of which the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.



Michael J. Federico, C.P.A.

Lynn V. Sette, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTAL INFORMATION

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

We have audited the accompanying financial statements of Charter
Oak Asset Management, Inc. as of and for the year ended December
31, 2011, and have issued our report thereon dated February 20,
2012.   Our audit was conducted for the purpose of forming an
opinion on the basic financial statements taken as a whole.   The
additional data included in the following schedules are presented
for the purpose of additional analysis and is not a required part
of the basic financial statements.   Such information has been
subjected to the auditing procedures applied in the audit of the
basic financial statements and in our opinion, is fairly stated in
all material respects in relation to the basic financial statements
taken as a whole.

Hamden, Connecticut
February 20, 2012

A Professional Corporation of Certified Public Accountants and Consultants

2690 Whitney Avenue • P.O. Box 185220 • Hamden, CT 06518 • 203.248.9966 tel • 203.248.1473 fax

CHARTER OAK ASSET MANAGEMENT, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED
DECEMBER 31, 2011

Advertising	$ 152
Broker Dealer Dues & Fees	2,654
Research and Product Development	2,455
Auto Expense	3,000
Donations	3,862
Dues & Fees	790
Equipment Maintenance	181
Insurance	26,523
Legal & Accounting	4,775
Office Expenses	17,466
Meetings & Seminars	755
Pension Expense	57,653
Postage	1,149
Software	1,650
Rent	25,410
Salaries	230,610
Subscriptions	6,732
Taxes - Payroll	16,601
Taxes - Other	601
Telephone & Utilities	3,340
Total General & Administrative Expenses	$ 406,359

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2011

A. Minimum Net Capital Required $ 662
    (Based on Aggregate Indebtedness
        6.67% of AI)

B. Minimum Dollar Requirement   5,000

    Net Capital Requirement:
      Greater of A or B   5,000

    Excess Net Capital   103,936

    Net Capital less the Greater of 10%
    of AI or 120% of Min. Net Capital   102,936

    Total AI Indebtedness
      (AI Liabilities from Balance
          Sheet) $ 9,930

            No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

Total Ownership Equity $ 120,737

Total Non-Allowable Assets   (11,425)

Net Capital Before "Haircuts"   109,312

Less: "Haircuts"

 2% of Money Market Funds   (376)

Net Capital $ 108,936

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL



Federico
&Sette, P.C.

A Professional Corporation of
Certified Public Accountants
and Consultants

CHARTER OAK ASSET MANAGEMENT, INC.
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL



Federico & Sette, P.C.

Michael J. Federico, C.P.A.

Lynn V. Sette, C.P.A.

To the Board of Directors
Charter Oak Asset Management, Inc.:

In planning and performing our audit of the financial statements of Charter Oak Asset Management, Inc.(the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1)of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    1. Making quarterly securities examinations, counts,
        verifications and comparisons and recordation of
        differences required by 17a-13.

    2. Complying with the requirements for prompt payment for
        securities under Section 8 of Federal Reserve
        Regulation T of the Board of Governors of the
        Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and

of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioed objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related

regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and the Financial Investment Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hamden, Connecticut
February 20, 2012